December 20, 2006

George Lefevre
Chief Executive Officer
MotivNation, Inc.
18101 Von Karman Avenue, Suite 330
Irvine, California 92612

> **RE:** **MotivNation, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Form 10-QSB for the quarterly period ended June 30, 2006**
>
> **File No. 000-50048**

Dear Mr. Lefevre:

We have reviewed your response letter dated November 3, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Stockholders' Equity (Deficit), page F-3

1. We note from your response to our prior comment number 8 that the fixed asset adjustment of $258,541 and the inventory adjustment of $(136,622), represent fair value adjustments made to Damon's books in connection with the reverse merger with ABED. Please explain why you believe it is appropriate to reflect "fair value" adjustments in connection with the reverse merger transaction, when the disclosure in Note 1 indicates that Damon was treated as the accounting acquirer, and consequently, the assets and liabilities and the historical operations reflected in the financial statements are those of Damon and are recorded at the historical cost basis of Damon. Please revise to eliminate these "fair value" adjustments or explain why this is not required.

Note 8. Stockholders' Equity, page F-14
Restricted Stock Agreements

2. We note from your response to our prior comment number 10 that you valued the 450,000 shares of restricted stock issued to three directors and two consultants at a 75% discount from the closing price of the Company's shares on the date of grant of $1.10 per common share. Note that we do not see a basis or rationale for using a discount of 75% to value the restricted shares issued. Please revise your financial statements to value the shares issued to these parties at the fair value on the date of grant consistent with the requirements of SFAS No.123 and EITF 96-18. The valuation of the shares issued in the other non-cash transactions disclosed in Note 8 should be similarly revised based on your response to our prior comment number 12.

3. We note from your response to our prior comment number 11 that the restricted shares issued to your directors and consultants have been included in the computations of both basic and diluted earnings per share even though they have not yet been vested or earned. Note that restricted shares which are not yet earned should be accounted for similar to stock options and should be included in basic earnings per share only upon vesting and in diluted earnings per share prior to their vesting, only if dilutive. Refer to the guidance in SFAS No.128. Please revise your earnings per share computations for all periods presented.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Jay Isco, Chief Financial Officer
1-888-258-6456